U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                                                         SEC File No.:  0-22401

                                                         CUSIP Number: 09064Q106


                                                       (Check One):

|_|  Form 10-K and Form 10-KSB
|_|  Form 20-F
|_|  Form 11-K
|X|  Form 10-Q and Form 10-QSB
|_|  Form N-SAR

For Period Ended: June 30, 1999



|_|      Transition Report on Form 10-K
|_|      Transition Report on Form 20-F
|_|      Transition Report on Form 11-K
|_|      Transition Report on Form 10-Q
|_|      Transition Report on Form N-SAR
For the Transition Period Ended: ____________________

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  Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.


          Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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          If the notification  relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


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Part I -- Registrant Information

Full Name of Registrant                                  Bionx Implants, Inc.

Former Name if Applicable

Address of Principal Executive Office                   1777 Sentry Parkway West
(Street and Number)                                     Gwynedd Hall, Suite 400

City, State and Zip Code                           Blue Bell, Pennsylvania 19422


Part II -- Rules 12b-25(b) and (c)

          If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X| (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X| (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

|_| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


Part III -- Narrative

          State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report, or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

          Bionx Implants, Inc. will be unable to timely file its Quarterly Report on Form 10-Q for the period ended June 30, 1999 because of the recent resignation of its Chief Financial Officer and the resolution of certain accounting issues. Bionx's Chief Financial Officer stopped working for Bionx on July 26, 1999. Prior to his resignation, the Chief Financial Officer was the primary person responsible for preparing Bionx's quarterly reports. His abrupt resignation has resulted in other Bionx employees being required to both prepare Bionx's quarterly financial statements and the 10-Q in a very short time period. In addition, Bionx and its independent public accountants just resolved certain complex accounting issues this morning which will have a material effect on Bionx's financial condition and operations. These issues include special charges to be taken by Bionx related to the restructuring of its operations and organization and certain asset reevaluations. Accordingly, Bionx's inability to timely file its 10-Q could not be eliminated by it without unreasonable effort or expense. Bionx believes that is has made a good faith attempt to file its 10-Q in a timely manner, but due to the factors described above the filing will be delayed.


Part IV -- Other Information

          (1) Name and telephone number of person to contact in regard to this notification.

         Michael Grossman, Esq.                               (973) 597-2500
     (attorney to and authorized
     representative of Bionx Implants, Inc.)
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         (Name and Title)                         (Area Code) (Telephone Number)


          (2) Have all other periodic reports required under Sections 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                               |X|  Yes           |_| No

          (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                               |X|  Yes           |_| No

          If  so:  attach  an  explanation  of  the  anticipated   change,  both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Bionx Implants, Inc. announced today its operating results for the second quarter of 1999. Revenues for the second quarter were $5.0 million, as compared with $5.2 million for the second quarter of 1998. Bionx reported a net loss of $3.6 million, or $.40 per share, as compared with net income of $443,000, or $.05 per share, during the second quarter of 1998. Revenues for the first six months were $10.0 million, as compared with $9.7 million for the first six months of 1998. Bionx reported a net loss of $4.4 million, or $.50 per share, as compared with net income of $772,000, or $.08 per share, during the first six months of 1998. The results for the second quarter and the six month period include special charges of $1.2 million, or $.13 per share, related to the restructuring of Bionx's operations and organization and for certain asset reevaluations.



                       Bionx Implants, Inc.
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          (Name of Registrant as Specified in Charter)

has  caused   this  notification  to  be signed on its behalf by the undersigned thereunto duly authorized.

Date:   August 16, 1999                     By:    /s/ Michael Grossman
                                            Name:  Michael Grossman
                                            Title: Authorized Representative of
                                                   Bionx Implants, Inc.


----------------------------------ATTENTION-------------------------------------
 Intentional misstatements or omissions of fact constitute Federal Criminal
                 Violations (See 18 U.S.C. 1001)
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



                              BIONX IMPLANTS, INC.



TO:      Michael Grossman, Esq.
         Lowenstein Sandler PC
         65 Livingston Avenue
         Roseland, New Jersey  07068

FROM:  Gerard Carlozzi
           President
           Bionx Implants, Inc.

DATE:  August 16, 1999

RE:      Form 12b-25
________________________________________________________________________________

          This memorandum authorizes you to serve as Bionx' authorized representative for the purpose of completing, signing, and filing Form 12b-25 with the SEC with respect to Bionx's Quarterly Report on Form 10-Q for the period ended June 30, 1999.